Exhibit 99.1

NEWS RELEASE

Ritchie Bros. Reports Third Quarter 2014 Results

•	Record third quarter gross auction proceeds of $886.9 million

•	Achieved over $4.0 billion in gross auction proceeds for the first time in a 12-month period

•	$0.13 adjusted earnings per share (EPS); $0.09 reported (GAAP) EPS

•	Grew sales team by 8% in the past year

(All figures are presented in US dollars)

VANCOUVER, November 4, 2014 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company” or “Ritchie Bros.”) announces third quarter 2014 results for the three months ended September 30, 2014. During the quarter, the Company generated $102.2 million of revenue and adjusted net earnings1 (a non-GAAP measure) of $14.5 million, or $0.13 per diluted share. Reported (GAAP) net earnings for the third quarter were $9.3 million, or $0.09 per diluted share2.

Adjusting items in the third quarter of 2014 are comprised of a $3.4 million gain ($2.9 million after-tax) from the sale of land in Grande Prairie, Canada; and an $8.1 million non-cash charge ($8.1 million after-tax) related to the impairment of real-estate assets in Narita, Japan.

“After completing my 100 day listening tour, it is clear that we have a solid business model with significant runway ahead of it,” said Ravi Saligram, Chief Executive Officer. “I plan to get our organization laser focused on increasing shareholder value by reinvigorating revenue and earnings growth, optimizing our capital allocation and capital structure, and enhancing our ROIC.”

Performance Summary:

(in U.S. $ millions, except EPS and EPS growth)	Three months ended September 30,
	2014	2013	% Change
Gross auction proceeds (a) (b)	$886.9	$789.6	12%
Revenue	$102.2	$105.8	(3%)
Revenue rate (a) (c)	11.53%	13.40%	(14%)
Net earnings (d)	$9.3	$16.3	(43%)
Diluted EPS (d)	$0.09	$0.15	(43%)
Adjusted net earnings (a) (d)	$14.5	$15.9	(9%)
Diluted adjusted EPS (a) (d)	$0.13	$0.15	(9%)
EBITDA (a) (e)	$31.2	$36.2	(14%)

	12 months ended September 30,
	2014	2013	% Change
Free Cash Flow, excluding changes in working capital (a) (f)	$103.8	$81.5	27%
Return on Invested Capital (ROIC) (a) (g)	11.9%	9.8%	21%
EBITDA Margin (a) (e)	36.2%	36.2%	—
Diluted adjusted EPS growth	18.5%	-5.7%	425%

Refer to “Endnotes” below for a description of endnotes (a) to (g) referenced in the table above.

[1]	The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of impairment losses, excess property sales and certain other items, which the Company refers to as ‘adjusting items’.
[2]	Net earnings and diluted earnings per share have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent, to conform with the presentation adopted in the Company’s consolidated financial statements.

“We are pleased with how our core auction business continues to perform. We saw continued growth in auction volumes and our revenue rate for the third quarter was in line with our guided range, but as expected, below the uniquely high revenue rate we achieved in the same quarter last year,” stated Rob McLeod, Chief Financial Officer. “Our free cash flow has also improved the last several quarters as a result of the performance of the business and our reduced capex spending.”

THIRD QUARTER 2014 SUMMARY

For the three months ended September 30, 2014

Gross auction proceeds (GAP)3 were $886.9 million for the third quarter of 2014, a record for the third quarter and a 12% increase compared to the same quarter of 2013. Ritchie Bros. also achieved over $4.0 billion in GAP for the four quarters trailing September 30, 2014 – a first for the Company. EquipmentOne, the Company’s online equipment marketplace, contributed $23.2 million of gross transaction value (“GTV”)3 to GAP in the third quarter of 2014 compared to $22.1 million in the third quarter of 2013.

The revenue rate was 11.53%, in line with the Company’s historical averages and within the guided range, but lower than the record 13.4% achieved in the third quarter last year. Fluctuations in the revenue rate, including the decline compared to 2013, are due mostly to the performance of the Company’s underwritten business. The Company’s underwritten business, which is comprised of guarantee and inventory contracts, represented 30% of GAP in the third quarter of 2014, compared to 29% in the third quarter of 2013.

Revenue was $102.2 million, 3% lower than the same quarter last year, as a result of the higher than average revenue rate achieved in the third quarter last year.

Operating expenses for the quarter totaled $71.0 million, 2% higher than total operating expenses of $69.6 million in the third quarter last year. Operating expenses include direct expenses and Selling, General and Administrative (SG&A) expenses, but exclude depreciation and amortization.

SG&A excluding depreciation and amortization for the third quarter of 2014 increased 2% compared to the same period in 2013 to $58.6 million. Expenses related to sales and marketing activities increased 3% from the third quarter last year to $18.9 million, in line with the growth of the Company’s sales team. Expenses related to operational and administrative activities increased 2% to $35.7 million.

Adjusted net earnings were $14.5 million, 9% lower than $15.9 million of adjusted net earnings in the third quarter of 2013. Adjusting items, which have been removed from Q3 2014 adjusted net earnings, are: $3.4 million (or $2.9 million after-tax) from the gain on the sale of land in Grande Prairie, Canada; and $8.1 million (or $8.1 million after-tax) of impairment related to real-estate assets held in Narita, Japan (a non-cash charge).

Net earnings were $9.3 million, 43% lower than $16.3 million of net earnings in third quarter of 2013.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $31.2 million, 14% lower than EBITDA of $36.2 million in the third quarter of 2013. This decrease was due mostly to lower revenue.

[3]	See (b) under “Endnotes” below for a description of this measure.

NINE MONTHS SUMMARY

For the nine months ended September 30, 2014

Gross auction proceeds were $3.0 billion, which is 10% higher than in the first nine months of 2013. EquipmentOne contributed $71.2 million in the first nine months of 2014 compared to $71.6 million4 in the first nine months of 2013.

The revenue rate was 11.53% compared to 12.41% during the same period in 2013. Fluctuations in the revenue rate, including the decline compared to 2013, are due mostly to the performance of the Company’s underwritten business. Underwritten business represented 29% of GAP in the first nine months of 2014, compared to 26% in the first nine months of 2013.

Revenue during the first nine months of 2014 grew 2% to $342.6 million, compared to $336.2 million in the first nine months of 2013, due mostly to the higher revenue rate achieved in 2013.

Operating expenses for the first nine months of 2014 totaled $220.4 million, 2% higher than total operating expenses of $215.7 million in the same period last year. SG&A excluding depreciation and amortization for the first nine months of 2014 increased 1% compared to the same period in 2013. Expenses related to sales and marketing activities in the first nine months of 2014 increased 6% to $62.7 million compared to the same period in 2013, in line with the growth of the Company’s sales team. Expenses related to operational and administrative activities decreased 1% to $105.3 million.

Adjusted net earnings for the nine months ended September 30, 2014 were $67.3 million, a 13% increase compared to adjusted net earnings for the same period last year.

Net earnings were $62.2 million, or $0.58 per diluted share, a 4% increase compared to net earnings of $60.1 million, or $0.56 per diluted share, for the same period last year.

EBITDA was $122.2 million for the nine months ended September 30, 2014, 1% higher than EBITDA of $120.5 million in the same period in 2013. EBITDA for the first nine months of 2014 was bolstered by the Company’s second quarter performance.

WORKING CAPITAL AND CASH USE

As of September 30, 2014

Working capital as of September 30, 2014 was $121.7 million, an increase of 11% compared to working capital of $110.0 million as of December 31, 2013. Ritchie Bros. believes working capital is a more meaningful measure of the Company’s liquidity than cash alone.

Free cash flow, excluding changes in working capital, increased to $82.2 million during the nine months ended September 30, 2014, compared to $60.4 million during the same period in 2013, representing a 36% increase. Due to the seasonal impacts, the Company believes that free cash flow excluding changes in working capital is an effective measure of the cash generated by the business.

Capital expenditures for the first nine months were $30.3 million, compared to $40.9 million in the same period a year ago, representing a 26% decrease. The Company expects capital expenditures for 2014 to be in the range of $40 million to $45 million.

Dividends paid during the first nine months of 2014 totaled $42.9 million, compared to $40.0 million during the same period last year.

OPERATIONAL HIGHLIGHTS

Sales Team Growth

The Company added four net new Territory Managers (TMs) to its sales team during the third quarter for a total of 296 TMs as of September 30, 2014, an increase of 8%, or 23 TMs, compared to September 30, 2013.

[4]	GTV for the first nine months of 2013, disclosed as $65.6 million in the 2013 third quarter press release dated November 5, 2013, has been revised in the presentation above to include $6.0 million in buyers’ premiums for a total $71.6 million contribution to GAP.

Online Statistics

Ritchie Bros. sold approximately $1.2 billion of equipment, trucks and other assets to online buyers during the first nine months of 2014, a 16% increase compared to the same period of 2013.

Online buyers at Ritchie Bros. auctions and purchases made through the Company’s online equipment marketplace represented 41% of GAP during the first nine months of 2014. Internet bidders comprised over 60% of the total bidder registrations at Ritchie Bros. industrial auctions in the first nine months of 2014.

The Company surpassed $1 billion in year-to-date online sales by September 12, 2014 – nearly one month earlier than during 2013.

Auction Activity

During the third quarter of 2014, Ritchie Bros. conducted 52 unreserved industrial auctions in 14 countries throughout North America, Europe, the Middle East, and Australia. Highlights during the quarter include:

•	At the July 23-24, 2014 Fort Worth, Texas, auction Ritchie Bros. sold more than US$49 million of assets on behalf of consignors

•	At the August 27-28, 2014 Houston, Texas, auction Ritchie Bros. sold more than US$48 million of assets on behalf of consignors

•	Ritchie Bros.’ achieved its largest ever September auction, with the Edmonton September 10-12, 2014 auction selling more than CA$83 million of assets on behalf of consignors

•	On September 24-25, 2014, Ritchie Bros.’ Montreal auction broke company records for number of consignors and number of items sold at that site, when over CA$40 million of assets were sold for customers

•	At the September 24-25, 2014 Fort Worth, Texas, auction, the Company sold over US$40 million of assets on behalf of consignors

There are currently 94 unreserved auctions on the 2014 Ritchie Bros. auction calendar at rbauction.com, including auctions in North America, Central America, Europe, the Middle East and Australia.

CORPORATE DEVELOPMENTS

Quarterly Dividend

The Company declares a quarterly cash dividend of $0.14 per common share payable on December 12, 2014 to shareholders of record on November 21, 2014.

Corporate Bylaws and Say-on-Pay Policy

On September 15, 2014, the Company announced its Board of Directors approved amended by-laws and a Say-on-Pay Policy as part of the Board’s commitment to corporate governance best practices.

Q3 2014 EARNINGS CONFERENCE CALL

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended September 30, 2014, at 8:00 am Pacific time / 11:00 am Eastern time / 4:00 pm GMT on November 4, 2014. A replay will be available shortly after the call.

Conference call and webcast details are available at the following link:

http://www.rbauction.com/investors

Endnotes

(a)	These are non-GAAP measures, which are discussed further under “Non-GAAP Measures” below.

(b)	GAP represents the total proceeds from all items sold at the Company’s auctions and the Gross Transaction Value (GTV”) sold through the Company’s online marketplaces. It is not a measure of financial performance, liquidity or revenue and is not presented in the Company’s annual consolidated income statements. GTV represents total proceeds from all items sold through the Company’s online marketplaces and is a component of GAP results. In addition to the total value of the items sold in online marketplace transactions, GTV includes a buyers’ premium component applicable only to online marketplace transactions. GTV is not a measure of financial performance, liquidity or revenue and is not presented in the Company’s annual consolidated income statements.

(c)	Revenue rate is calculated as revenues divided by GAP.

(d)	Refer to footnote 2. Figures presented include only the results attributable to the Company’s 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in the Company’s audited consolidated financial statements.

(e)	EBITDA is calculated by adding back depreciation and amortization expense to earnings from operations. EBITDA Margin is EBITDA as a proportion of revenues.

(f)	The Company calculates Free Cash Flow as cash generated by operating activities, excluding changes in working capital, less property, plant and equipment and intangible asset additions. Cash generated by operating activities, property, plant and equipment and intangible asset additions are reported in the statements of cash flows. Changes in working capital include changes in non-cash working capital, interest paid and income taxes paid as reported in the statements of cash flows.

(g)	The Company calculates ROIC as adjusted net earnings divided by invested capital. Invested capital is calculated as the average equity attributable to the equity holders of the parent between the current reporting date and the comparative reporting date plus the average non-current borrowings between the current reporting date and the comparative reporting date.

Non-GAAP measures

We make reference to various non-GAAP performance measures throughout this news release. These measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. In particular, the Company’s definitions of GAP and GTV may differ from those used by other participants in its industry. GAP and GTV are important measures the Company uses in comparing and assessing its operating performance.

The Company believes that revenues, which is the most directly comparable measure in its consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV. Revenues are earned by Ritchie Bros. in the course of conducting its auctions and online marketplace transactions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

The Company believes that comparing adjusted net earnings, diluted adjusted net EPS, GAP, revenue rate, EBITDA and EBITDA Margin for different financial periods provides more useful information about the growth or decline of net earnings for the relevant financial period and eliminates the financial impact of items the Company does not consider to be part of normal operating results.

Please refer to the appendix of this news release for a reconciliation of the non-GAAP measures presented herein to the most directly comparable GAAP measures reflected in the Company’s unaudited condensed consolidated interim financial statements. The appendix to this news release is available at the following link:

http://www.rbauction.com/media/news-releases

About Ritchie Bros.

Established in 1958, Ritchie Bros. is the world’s largest seller of used equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine, real estate and other industries. Ritchie Bros.™ solutions make it easy for the world’s builders to buy and sell equipment with confidence, including through the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros. Auctioneers® unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne™ online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements that involve risks and uncertainties, including, in particular, statements regarding future results, including growth prospects and potential; shareholder returns; capital allocation and capital structure; ROIC; and estimated capital expenditures for 2014.

These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the market acceptance of the Company’s initiatives including Ritchie Bros. EquipmentOne; economic and other conditions in local, regional and global markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. Forward-looking statements are made as of the date of this press release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Condensed Consolidated Interim Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Three months ended September 30, 2014	Three months ended September 30, 2013
Gross auction proceeds (1)	$886,876	$789,640

Revenues	$102,217	$105,800
Direct expenses	12,450	11,900

	89,767	93,900
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	58,556	57,687
Depreciation and amortization	11,406	10,815

	69,962	68,502

Earnings from operations	19,805	25,398

Other income (expense):
Foreign exchange gain (loss)	1,078	(121)
Gain on disposition of property, plant and equipment	3,104	785
Impairment loss	(8,084)	—
Other income	743	756

	(3,159)	1,420

Finance income (costs):
Finance income	523	730
Finance costs	(1,278)	(1,915)

	(755)	(1,185)

Earnings before income taxes	15,891	25,633
Income taxes	6,288	9,207

Net earnings	$9,603	$16,426

Net earnings attributable to:
Equity holders of the parent	9,342	16,296
Non-controlling interest	261	130

	9,603	16,426

Attributable to equity holders of the parent:
Basic EPS	$0.09	$0.15
Diluted EPS	$0.09	$0.15

Weighted average shares outstanding	107,338,795	106,823,223
Diluted weighted average shares outstanding	107,662,663	107,042,370
Net earnings attributable to equity holders of the parent:	$9,342	$16,296
After-tax loss (gain) on excess property (2)	(2,946)	(415)
After-tax impairment loss on Japan property (3)	8,084	—

Adjusted net earnings attributable to equity holders of the parent	$14,480	$15,881

Attributable to equity holders of the parent:
Basic adjusted EPS	$0.13	$0.15
Diluted adjusted EPS	$0.13	$0.15

(1)	EquipmentOne buyers’ premium fees of $2.0 million have been included in GAP for the three months ended September 30, 2014, whereas GAP for the three months ended September 30, 2013 excludes $2.0 million of EquipmentOne buyers’ premium fees earned in that comparative period.
(2)	Net earnings for the three months ended September 30, 2014 and 2013 included gains of $3.4 million ($2.9 million after tax, or $0.03 per diluted share) and $0.7 million ($0.4 million after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site in Grande Prairie, Canada, and excess land in Texas, United States, respectively.
(3)	Net earnings for the three months ended September 30, 2014 included an impairment loss of $8.1 million ($8.1 million after tax, or $0.08 per diluted share) recorded against the Company’s land and improvements and auction building in Narita, Japan.

Condensed Consolidated Income Statements

(Amounts in table and related footnotes are in USD

thousands, except share and per share amounts)

	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Gross auction proceeds (1)	$2,971,457	$2,707,935

Revenues	$342,640	$336,180
Direct expenses	40,366	36,812

	302,274	299,368
Selling, general and administrative expenses:
SG&A expenses excluding depreciation and amortization	180,041	178,873
Depreciation and amortization	32,982	31,854

	213,023	210,727

Earnings from operations	89,251	88,641

Other income:
Foreign exchange gain (loss)	2,157	(74)
Gain on disposition of property, plant and equipment	3,433	904
Impairment loss	(8,084)	—
Other income	2,238	1,585

	(256)	2,415

Finance income (costs):
Finance income	1,648	2,062
Finance costs	(4,042)	(5,776)

	(2,394)	(3,714)

Earnings before income taxes	86,601	87,342
Income taxes	23,345	26,842

Net earnings	$63,256	$60,500

Net earnings attributable to:
Equity holders of the parent	62,206	60,080
Non-controlling interest	1,050	420

	63,256	60,500

Attributable to equity holders of the parent:
Basic EPS	$0.58	$0.56
Diulted EPS	$0.58	$0.56

Weighted average shares outstanding	107,204,835	106,726,533
Diluted weighted average shares outstanding	107,526,501	107,018,274

Net earnings attributable to equity holders of the parent:	$62,206	$60,080
After-tax loss (gain) on excess property (2)	(2,946)	(415)
After-tax impairment loss on Japan property (3)	8,084	—

Adjusted net earnings attributable to equity holders of the parent	$67,344	$59,665

Attributable to equity holders of the parent:
Basic adjusted EPS	$0.63	$0.56
Diluted adjusted EPS	$0.63	$0.56

(1)	EquipmentOne buyers’ premium fees of $5.9 million have been included in GAP for the nine months ended September 30, 2014, whereas GAP for the nine months ended September 30, 2013 excludes $6.0 million of EquipmentOne buyers’ premium fees earned in that comparative period.

(2)	Net earnings for the nine months ended September 30, 2014 and 2013 included gains of $3.4 million ($2.9 million after tax, or $0.03 per diluted share) and $0.7 million ($0.4 million after tax, or $0.00 per diluted share) recorded against the Company’s former permanent auction site in Grande Prairie, Canada, and excess land in Texas, United States, respectively.
(3)	Net earnings for the nine months ended September 30, 2014 included an impairment loss of $8.1 million ($8.1 million after tax, or $0.08 per diluted share) recorded against the Company’s land and improvements and auction building in Narita, Japan.

Selected Balance Sheet Data (USD thousands)	As at September 30, 2014	As at December 31, 2013
Current assets	$522,098	$398,379
Current liabilities	400,446	288,331

Working capital	$121,652	$110,048

Total assets	$1,257,265	$1,162,295
Non-current borrowings	$113,911	$147,234
Total parent company shareholders’ equity	$701,667	$694,017

Selected Operating Data (unaudited)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Revenues as percentage of gross auction proceeds	11.53%	12.41%

Number of consignments at industrial auctions	32,100	31,350
Number of bidder registrations at industrial auctions	312,500	295,500
Number of buyers at industrial auctions	77,050	74,300
Number of lots at industrial auctions	219,000	216,500

Number of permanent auction sites	39	39
Number of regional auction sites	5	5

Total auction sites	44	44

Number of industrial auctions	155	166

Number of revenue producers	366	343
Number of territory managers	296	273

Average Industrial Auction Data (unaudited)	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Gross auction proceeds	$17.4 million	$14.9 million
Bidder registrations	2,013	1,780
Consignors	207	189
Lots	1,412	1,304

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 1.778.331.5219

Email:  jkokoska@rbauction.com